Exhibit 13.1 of 10-KSB for December 31, 1995





                                XIOX CORPORATION

                               1995 ANNUAL REPORT

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations


                  This section and other parts of this Annual Report to Shareholders contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the subsection entitled "Factors Affecting Operating Results and Market Price of Stock" commencing on page (3) below.


    Results of Revenues for the fiscal year ended December 31, 1995 decreased Operations by 10% or $758,010 to $6,753,168 in contrast to revenues for the fiscal  year  ended  December  31, 1994 of  $7,511,178.  A
                  significant   portion  of  the  decrease  is  attributable  to
                  extraordinary sales in 1994 from North American Numbering Plan upgrades  in the  Hospitality  Market.  Moreover,  of the  10%
                  decline in revenues, 5% is due to the sale of a portion of the Company's Gemini Telemanagement Systems ("GTS") business in the fourth quarter of 1995.

                  Operating expense and income component comparisons, as a percentage of revenues for the two years ending December 31, 1995 and 1994 are summarized as follows:

                                                         1995              1994
                                                        ------            ------

                  Revenues                               100%              100%

                  Product costs                           51%               46%
                  Research and development                17%               13%
                  Marketing and SG&A                      51%               46%
                                                        ------            ------

                  Net loss from operations               (19%)              (5%)


                  Product costs as a percentage of revenues increased in 1995 to 51% from 46% as a result of increased production and product support resources to accommodate new product releases, new product line commitments, and products acquired through the December 1994 Instor asset purchase.

                  Marketing, sales and general and administrative expense, while increasing from 46% to 51% of revenues in 1995, decreased overall by $27,789 or 1% in actual expenditures due to the Company's management of expenses.

                  Research and development expenses increased to 17% of revenues in 1995, an increase of $112,791 or 11% in actual expenditures from 1994 to 1995. The Company temporarily increased its research and development resources during 1995 to accelerate the completion of three new products scheduled for release in the first quarter of 1995.

           Management's Discussion and Analysis of Financial Condition
                      and Results of Operations, continued


                  Other income, net increased by $2,478 in 1995. The primary components of this increase were a gain from the disposition of certain assets of $109,236 offset by a net increase in interest expense of $64,758 as well as write-offs of certain assets of $42,000.

                  The Company lost $1,315,253 from operations in 1995. The loss was incurred fairly evenly throughout the fiscal year, with a third quarter loss slightly higher due to lower revenues. Expense level reductions were implemented during the second half of 1995 and have been maintained in 1996 as well. The expense reductions are expected to lower overhead operating expenses significantly in 1996. The Company lost $405,202 from operations in 1994.

    Liquidity     At December 31, 1995,  Xiox had cash and  cash  equivalents of
    and           $344,165  and net  working   capital of  $1,125,754 (excluding
    Capital       deferred  revenue)  compared  to cash and  cash equivalents of
                  $52,556 and net working capital of $953,367 in 1994. In addition to the working capital needed to cover the $1,299,456 net after tax loss in 1995, the Company expended $35,760 for capital equipment and software. The remaining funds required during 1995 were supplied by existing cash balances and the sale of common stock and contributed capital in the amount of $1,397,560.

                  The Company raised total proceeds of $403,501 (net of offering expenses) in December 1995. The Company used a portion of the proceeds of this offering to pay down its bank line of credit to $100,000.

                  The Company had blanket inventory purchase commitments of approximately $88,500 at December 31, 1995. Subsequently, the Company committed to $316,000 in future inventory purchases to capitalize on favorable pricing.

                  The bank line of credit was amended in December, 1995 to $750,000 and is expected by management to provide adequate capital resources to conduct operations at the level currently anticipated through April of 1996 when the bank line expires. In addition, if working capital needs require, due to business expansion or other needs, the Company may need to seek additional capital funding. The Company had $100,000 and $270,000 of outstanding debt under its bank line of credit at December 31, 1995 and 1994, respectively.


    Factors       Xiox operates in a rapidly changing  environment that involves
    Affecting     a  number  of  uncertainties,   some  of  which are beyond the
    Operating Company's control, and any of which may have an adverse Results and effect on the Company's business, financial condition, and Market Price results of operations. These uncertainties include, but of Stock are not limited to, the Company's dependence on the sale of few products;  the Company's  dependence on the ability of its
                  distributors   to   market   the   Company's   products;   the
                  fluctuations in the Company's quarterly results and the effect of these  results on the  Company's  ability to  maintain  its listed  status on the Nasdaq Small Cap Market;  the ability of the  Company's  product  developers  to  design  products  and software  that do not contain  defects and "bugs" which render
                  the  products  or  software  inoperable,   or  susceptible  to
                  breakdown, software viruses, or "hacking"; and the outcome of the litigation in which the Company is involved.

                        XIOX CORPORATION and SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1995 and 1994


                                                         1995           1994
                                                     -----------    -----------
Assets

Current Assets:
   Cash and cash equivalents                         $   344,165         52,556
   Accounts receivable, net of allowance
     for doubtful accounts of $328,624 in 1995
     and $174,785 in 1994                                949,779      1,468,201
   Other receivables                                      29,005         16,234
   Inventories                                           348,230        370,052
   Prepaid expenses and other assets                      74,175         62,456
                                                     -----------    -----------
      Total current assets                             1,745,354      1,969,499

Purchased software, net                                   95,606        126,050
Property and equipment, net                              476,381        583,562
Notes receivable                                         131,138        131,138
Deposits and other assets                                 21,952         99,851
                                                     -----------    -----------

                                                     $ 2,470,431      2,910,100
                                                     ===========      =========

Liabilities and Stockholders' Equity

Current Liabilities:
   Bank line of credit                               $   100,000        270,000
   Accounts payable                                      146,139        356,151
   Accrued expenses                                       81,915         48,782
   Accrued compensation                                   60,280        274,022
   Purchase deposits                                     231,266         67,177
   Deferred revenue                                      687,314        828,555
                                                     -----------    -----------

     Total current liabilities                         1,306,914      1,844,687

Commitments and Contingencies

Stockholders' equity:
Common stock, $0.01 par value,
   Authorized 10,000,000 shares;
   2,357,784 and 1,748,316 issued and
   outstanding in 1995 and 1994 respectively              23,578         17,483
Paid-in capital                                        5,465,140      4,073,675
Accumulated deficit                                   (4,325,201)    (3,025,745)
                                                     -----------    -----------
     Total stockholders' equity                        1,163,517      1,065,413
                                                     -----------    -----------

                                                     $ 2,470,431      2,910,100
                                                     ===========    ===========


See accompanying notes to consolidated financial statements.

                        XIOX CORPORATION and SUBSIDIARIES

                      Consolidated Statements of Operations
                 For the years ended December 31, 1995 and 1994

                                                        1995            1994
                                                    -----------     -----------


Revenues                                            $ 6,753,168     $ 7,511,178
                                                    -----------     -----------

Product costs                                         3,490,461       3,423,422
Research and development                              1,130,795       1,018,004
Marketing, sales, general and administrative          3,447,165       3,474,954
                                                    -----------     -----------


                                                      8,068,421       7,916,380
                                                    -----------     -----------
  Loss from operations                               (1,315,253)       (405,202)

Other income, net                                        17,447          14,969
                                                    -----------     ------------


Loss before income taxes                             (1,297,806)       (390,233)

Income taxes                                             (1,650)           (850)
                                                    -----------     -----------

  Net loss                                          $(1,299,456)       (391,083)
                                                    ===========     ===========


Per Share Information:

Net loss per share                                  $      (.69)           (.23)
                                                    ===========     ===========

Weighted average number of common shares
   outstanding during the year                        1,896,792       1,713,766
                                                    ===========     ===========


See accompanying notes to consolidated financial statements.

                        XIOX CORPORATION and SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                 For the years ended December 31, 1995 and 1994

                                                         1995           1994
                                                     -----------    -----------

Cash used in operating activities:

Net loss                                             $(1,299,456)      (391,083)

Reconciling adjustments from operating activities:

  Depreciation and amortization                          173,387        171,940

  Gain on disposition of certain assets                 (109,236)            --

  Decrease (increase) in
    Accounts receivable, net                             518,421       (441,677)
    Other receivables                                    (12,771)        71,580
    Notes receivable                                        --           28,000
    Inventories                                           21,822        (78,403)
    Prepaid expenses, deposits
      and others assets                                   66,180         64,860

  Increase (decrease) in
    Accounts payable and accrued expenses               (390,622)       223,764
    Purchase deposits                                    164,089          3,573
    Deferred revenue                                     (32,005)        (9,570)
                                                     -----------    -----------

Net cash used in operations                             (900,191)      (357,016)
                                                     -----------    -----------

Cash used in investing activities:
    Acquisition of property and equipment,
      net of disposition                                 (28,862)      (375,241)
    Acquisition of software, net of disposition           (6,898)       (76,227)
                                                     -----------    -----------

Net cash used in investing activities                    (35,760)      (451,468)
                                                     -----------    -----------

Cash provided by (used in) financing activities:
   Borrowings from bank line                             270,000        270,000
   Sale of common stock                                1,397,560         89,125
   Bank line repayments                                 (440,000)            --
                                                     -----------    -----------


Net cash provided by financing activities              1,227,560        359,125
                                                     -----------    -----------


(Statement of Cash Flows is continued on Page 7)


See accompanying notes to consolidated financial statements.

                        XIOX CORPORATION and SUBSIDIARIES

                 For the years ended December 31, 1995 and 1994


                                                              1995       1994
                                                            --------   --------


Net increase (decrease) in cash and cash equivalents         291,609   (449,359)

Beginning cash and cash equivalents                           52,556    501,915
                                                            --------   --------

Ending cash and cash equivalents
                                                            $344,165     52,556
                                                            ========     ======

Supplemental Cash Flow Information:

   Interest paid  during the year                           $ 62,635      8,682
                                                            ========      =====
   Income taxes paid during the year                        $  1,650     13,307
                                                            ========     ======

Schedule of Noncash Investing and Financing
   Activities:
   Acquisition of companies
        Fair value of assets acquired                      $   --      184,276
        Long-term notes receivable                             --       31,138
        Liabilities assumed                                    --      (99,546)
                                                            --------   --------
        Stock issued                                           --      115,868
                                                            --------   --------

- --------------------------------------------------------------------------------

                        XIOX CORPORATION and SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                 For the years ended December 31, 1995, and 1994


                                                  Common  stock
                                             ----------------------      Paid-in     Accumulated
                                                Shares      Amount       capital       deficit
                                                ------      ------       -------       -------

Balances, December 31,1993                   1, 688,008   $   16,880    3,869,087    (2,634,662)
                                             ----------   ----------   ----------    ----------


Common shares issued                             56,508          565      197,501            --
Stock options exercised                           3,800           38        7,087            --
Net loss                                             --           --           --      (391,083)
                                             ----------   ----------   ----------    ----------

Balances, December 31,1994                    1,748,316       17,483    4,073,675    (3,025,745)
                                             ==========   ==========   ==========    ==========

Common shares issued                            572,894        5,729    1,333,334           --
Stock options exercised                          36,574          366       58,131           --
Net loss                                             --           --           --     (1,299,456)
                                             ----------   ----------   ----------    ----------

Balances, December 31,1995                    2,357,784   $   23,578    5,465,140   (4,325,201)
                                             ==========   ==========   ==========    ==========

See accompanying notes to consolidated financial statements.

                                       7

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



    Summary of    Organization
    Significant Xiox Corporation (the Company) was originally incorporated in Accounting the state of California on September 13, 1982 for the Policies purposes of developing, producing, and marketing telephone
                  management  and  call  accounting  systems.   The  Company  is
                  currently incorporated in the state of Delaware.

                  Principles of consolidation
                  The consolidated financial statements of Xiox Corporation include the accounts of SFX, Inc., Gemini Telemanagement Systems, and Xpertel Corporation, its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

                  Revenue recognition
                  Software License and Hardware: Revenue is recognized when a product is shipped or upon customer acceptance as stipulated in the sales agreements. Payments received from customers prior to shipment are recorded as purchase deposits. Payments received and due from customers after shipment but prior to acceptance, when applicable, are recorded as deferred revenue.

                  Maintenance and rate tariff table subscriptions: Maintenance service and rate tariff table subscriptions entitle a customer to receive future releases and enhancements of the related software products for a period of one year and to receive the current local and long distance provider tariff rates for their call accounting systems. Maintenance and rate table subscription revenues are recognized ratably over the period of the maintenance and subscription agreements in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP), 91-1 "Software Revenue Recognition". Maintenance revenue to date has not been significant.

                  Cash and cash equivalents
                  Cash and cash equivalents include cash on hand or held in banks, amounts due from banks, and short-term investments with original maturities of less than three months. Cash and cash equivalents consist primarily of short-term money market funds, interest-bearing certificates of deposit, and bankers acceptances in the amounts of $344,165 and $52,556 at December 31, 1995 and 1994, respectively. The Company considers its cash equivalents to be held "available for sale" and accordingly carries such assets at fair market value, with any unrealized gain or loss recorded as a separate component of stockholders' equity. At December 31, 1995, gross unrealized gains and losses were not material.

                  Inventories
                  Inventories are stated at the lower of cost (first-in, first-out basis) or market.

                  Property and equipment
                  Property and equipment are stated at cost. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, generally three to five years.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



    Summary of    Software capitalization
    Significant Internal software development costs, which consist of Accounting software updates, are expensed in the year of development. Policies Software updates are a result of internal software development Continued and are released annually for software products. Management believes that the benefit of these updates does not extend beyond one year.

                  Purchased software with a benefit extending beyond one year is capitalized. Purchased software is stated at cost. Amortization is computed on the straight-line basis over three years.


                  Income taxes
                  The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences between the financial statement carrying amounts of existing tax assets and liabilities and their respective tax basis.

                  Net loss per share
                  Net loss per share is computed using the daily weighted average common shares outstanding for the year. Options granted but not exercised under the Stock Option Plan are not considered in the computation as the effect of including them in the loss per share computation would be antidilutive.

                  Use of Estimates
                  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  Stock-based Compensation
                  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 will be effective for fiscal years beginning after December 15, 1995, and will require that the Company either recognize in its consolidated financial statements costs related to its employee stock-based compensation plans, such as stock option and stock purchase plans, or make pro forma disclosures of such costs in a footnote to the consolidated financial statements. SFAS No. 123 is not expected to have a material effect on the Company's consolidated results of operations or financial position.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements




    Inventories   Inventories  consist  primarily  of  purchased   hardware  and
                  software   products   (finished   goods).   Major  classes  of
                  inventories as of December 31 consisted of the following:

                                                        1995              1994
                                                     --------          --------

                  Purchased parts and components     $  11,848           22,746
                  Work in process                       12,159           11,500
                  Finished goods                       324,223          335,806
                                                     ---------         --------

                                                       348,230          370,052
                                                     ---------         --------


    Property      A summary of property and equipment as of December 31:
    and
    Equipment                                          1995               1994
                                                    -----------       ----------
                  Office equipment                  $1,019,919          986,116
                  Furniture and fixtures               304,384          309,325
                                                    ----------        ----------
                                                     1,324,303        1,295,441
                  Less accumulated depreciation       (847,922)        (711,879)
                                                    ----------        ----------

                                                    $  476,381          583,562
                                                    ==========        ==========


    Purchased     A summary of purchased software as of December 31:
    Software
                                                       1995              1994
                                                    -----------       ----------
                  Purchased software                $  188,947          182,047
                  Less accumulated amortization        (93,341)         (55,997)
                                                    ----------        ----------

                                                    $   95,606          126,050
                                                    ==========        ==========


    Bank Line The Company maintains a $750,000 line of credit collateralized of Credit by eligible accounts receivable. The line bears interest at prime plus 2% (10.5% at December 31, 1995) and expires in April, 1996.

   Lease          Future minimum lease payments  under  noncancelable  operating
   Commitments    leases are as follows:

                  Year ended December 31:
                           1996                                     $   297,096
                           1997                                         301,716
                           1998                                         263,880
                           1999                                         263,880
                           2000 and thereafter                          153,930
                                                                    ------------
                                                                    $ 1,280,502

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



    Lease         Total  rent  expense included  in  overhead  expenses  for the
    Commitments Company's operating leases was approximately $296,714 and Continued $224,226 for the years ended December 31, 1995 and 1994, respectively.

    Taxes The provision for income taxes in 1995 and 1994 consists entirely of current state income taxes.

                  The provision for income taxes differs from the amounts computed by applying the U.S. Federal tax rate of 34% to the Company's loss before income taxes as a result of the following:
                                                            1995         1994
                                                            ----         ----

                  Computed tax benefit (expense)         $ 441,254      132,679

                  Change in the valuation allowance
                      for deferred tax assets             (508,149)    (181,354)

                  State income taxes, net of
                      federal income tax benefit            (1,089)        (561)

                  Other, net                                66,334       48,386
                                                          --------      --------

                  Provision for income taxes             $  (1,650)        (850)
                                                         =========      =======

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



    Taxes         The tax  effect of  temporary  differences  that give  rise to
    Continued     significant portions of the  deferred tax assets  and deferred tax liabilities at December 31, 1995 and 1994 are as follows:

                  Deferred tax assets:                                 1995            1994
                                                                       ----            ----

                  Reserves and accruals for financial
                  reporting purposes not taken for tax purposes     $ 422,317         348,247

                  Research and development costs
                  principally due to capitalization and
                  amortization for tax reporting purposes             667,688         504,313

                  Net operating loss carryforwards                    592,378         353,806

                  Research and investment tax
                  credit carryforwards                                110,601          81,616
                                                                    ---------       ---------

                  Total gross deferred tax asset                    1,792,984       1,287,982

                  less:  Valuation allowance                       (1,762,020)     (1,253,871)
                                                                    ---------       ---------

                  Deferred tax asset, net of allowance                 30,964          34,111
                                                                    ---------       ---------

                  Deferred tax liabilities:

                  Property and equipment, principally
                  due to differences in depreciation                 (30,964)         (34,111)
                                                                   ---------        ---------

                  Total gross deferred tax liability                 (30,964)         (34,111)
                                                                   ---------        ---------

                  Net deferred tax asset                           $       0                0
                                                                   ---------        ---------


                  As of December 31, 1995, the Company had various Federal and State net operating loss carryforwards of approximately $1,664,119 and $536,926, respectively, expiring during the years 1998 through 2009. As of December 31, 1995, the Company had various research and development tax credits and investment tax credits of approximately $110,601, which expire during the years 1998 through 2009. Under IRS Section 382, the Company's future utilization of its net operating loss carryforwards and certain of its general business tax credits for Federal and State tax reporting purposes is limited to approximately $94,000 per year for operating losses generated prior to a change in ownership in the year ended December 31, 1989.


                  The valuation allowance for deferred tax assets as of January 1, 1995 was $1,253,871. The net change to the total valuation allowance for the year ended December 31, 1995 was an increase of $508,149.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



    Stock-        In  1995,  the  Company  raised  $1,339,063  (net  of offering
    holders'      expenses) through private  equity  offerings of 572,894 shares
    Equity        of  restricted  common  stock  ranging  in price from $1.50 to
                  $3.625 per share.  The shares were sold under  Regulation S of the  Securities  and Exchange  Act of 1933.  At the end of the
                  first fiscal  quarter ending March 31, 1995, the Company's net worth fell below  National  Association  of Security  Dealer's
                  (NASDAQ)   minimum   maintenance    requirements   for   Small
                  Capitalization Listed companies. The Company subsequently requalified during the grace period provided by NASDAQ.

    Employee      The Company  has 1994 and 1984  incentive  stock  option plans
    Stock         which  provide for  issuance of stock  options at fair  market
    Options       value. There  are  318,682  shares  of common  stock currently reserved  for issuance  under the plans of which  227,482 have been granted and 91,200 were  available  under the 1994 Option
                  Plan for future  grants.  During  1994,  the 1984 Stock Option
                  Plan terminated.  Under the plans, incentive options are to be granted to officers and employees, while non-qualified options are to be granted to  non-employees.  All options  under these plans  vest at a rate  determined  by the  Board of  Directors beginning  from the date of grant and expiring up to ten years from the date of grant. A summary of transactions  relating to outstanding stock options is as follows:

                                                          Shares           Options         Exercise
                                                        Available        Outstanding        Price
                                                        ---------        -----------        -----


                  Outstanding and exercisable
                  at December 31, 1993                    53,122           176,000       $ 1.13-4.88
                                                                           =======

                  Additional shares reserved             100,000                 -
                  Options granted                       (123,300)          123,300         3.75-5.00
                  Options exercised                            -            (3,800)        1.63-1.88
                  Options canceled                           788           (33,900)        1.25-5.00
                                                        --------           --------

                  Outstanding and exercisable
                  at December 31, 1994                    30,600           261,600         1.13-5.00
                                                        ========           ========

                  Additional shares reserved             100,000                 -
                  Options granted                       (111,700)          111,700         2.88-5.50
                  Options exercised                            -           (36,574)        1.44-1.88
                  Options canceled                        72,300          (109,244)        1.44-5.00
                                                        --------         ---------

                  Outstanding
                  at December 31, 1995                    91,200           227,482       $ 1.13-5.50
                                                        ========         =========


                  As of December 31, 1995, options to purchase 107,260 of common stock were exercisable.

                        XIOX CORPORATION and SUBSIDIARIES

                   Notes to Consolidated Financial Statements



    Employee      Certain  options  offered  under  the 1984  Stock Option  Plan
    Stock         may be exercised immediately upon grant but are subject to the
    Options       Xiox Corporation  Stock Purchase  Agreement,  which  restricts
    Continued     transfers of  the  shares  until  the shares are fully vested.
                  Under the terms of this agreement, the Company may repurchase at the option price any or all of the unvested shares purchased if the employee terminates his employment with the Company prior to vesting. The Company also has the right of first refusal in the event of any proposed disposition of the purchased shares. No exercised options at December 31, 1995 were subject to the Stock Purchase Agreement.

    Transactions In 1991, the Company advanced cash to an employee in return with Related for a promissory note in the amount of $100,000. The
    Parties       promissory note bears  a stated  interest rate of 9%. In 1994, the Company paid certain  unscheduled  liabilities  for Instor
                  Systems Corporation in return for a $31,138 promissory note at 9% annual interest. The unpaid principal balance at December
                  31, 1995 and 1994 was $131,138.

    Employee      Effective  January  1,  1990,  the  Company  adopted  the Xiox
    Benefit       Corporation Employee Profit Sharing Plan (the Plan).  The Plan
    Plans         covers all regular full-time employees who have been  employed by Xiox Corporation continuously for a period of three months during the Plan year and are employees through the date of distribution. Distributions are determined based on certain arithmetic formulas included in the Plan document and are ultimately at the discretion of the Board of Directors. There were no distributions accrued or included as expense at December 31, 1995 and 1994, respectively.

                  The Company sponsors a defined contribution plan covering substantially all of its employees. Under the plan, employees may elect to contribute up to 20% of their salary not to exceed an annual maximum of $9,240. As the Company has no current plans to participate in a matching contribution program, no such contributions were accrued or expensed at December 31, 1995 and 1994, respectively.

    Major         The  Company  sells  directly to end-users, original equipment
    Customers     manufacturers   (OEM's),    and   through   telephone   dealer
                  arrangements. The Company conducts its business within one industry segment. No single customer accounted for more than 10% of revenues during 1995 or 1994. The Company provides for allowances on the accounts receivable, and credit losses have not been material.

    Litigation    The Company is engaged in certain legal actions arising in the ordinary course of business. The Company believes it has adequate legal defense for those legal complaints directed against the Company, and believes that the ultimate outcome of these actions will not have a material effect on the Company's financial position.

    Report of     The Board of Directors
    Independent   Xiox Corporation and Subsidiaries:
    Accountants
                  We have audited the accompanying  consolidated  balance sheets of Xiox  Corporation and  subsidiaries as of December 31, 1995
                  and  1994,   and  the  related   consolidated   statements  of
                  operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

                  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xiox Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                     KPMG Peat Marwick LLP


                  San Jose, California
                  February 16, 1996

    Stock         The Company's common  stock is traded on the  over-the-counter
    Trading       market  on  NASDAQ  under the symbol XIOX.  Xiox completed its
    Information   initial  public  offering  on February 14,1986.  The quarterly high  and low bid  prices  over the  past  two  years  were as follows:
                                                High           Low
                                                ----           ---

                    Fiscal 1995
                    Fourth Quarter              4 1/2         2 1/2
                    Third Quarter               5 1/8         3 1/2
                    Second Quarter              6 3/4         3 3/4
                    First Quarter               3 3/4         2 1/4

                    Fiscal 1994
                    Fourth Quarter              4 1/2         2 1/2
                    Third Quarter               3 3/4         2 1/4
                    Second Quarter              4 1/2         3 1/2
                    First Quarter               6 1/4         4 1/2



                  Bid Price Quotations are as reported by the National Association of Security Dealers, Inc. All bid prices reflect interdealer prices, without retail markup, markdown, or commission and may not represent actual transactions.

                  As of December 31, 1995, there were approximately 57 shareholders of record of common stock of the Company. Xiox Corporation has never paid dividends and has no present plans to do so. On March 26, 1996, the closing bid price was $2.25 per share.



DIRECTORS AND OFFICERS                                        CORPORATE OFFICES

John T. Boatwright, Director                                  577 Airport Boulevard, Suite 700
Director, Merrimack County Telephone                          Burlingame, CA  94010

Robert K. McAfee, Director                                    Xiox - Manchester Office
Consultant                                                    150 Dow Street
                                                              Manchester, NH 03101
Bernard T. Marren, Director
Private Investor                                              Xiox - Tempe Office
                                                              600 E. Baseline
                                                              Suite B-2
Marc Michel, Director                                         Tempe, AZ 85283
  and Secretary
Consultant, Hewlett Packard Corporation                       LEGAL COUNSEL

Mark A. Parrish, Jr., Director                                Wilson, Sonsini, Goodrich & Rosati
Consultant                                                    650 Page Mill Road
                                                              Palo Alto, CA 94304
William H. Welling, Director,
  Chairman and
  Chief Executive Officer                                     INDEPENDENT ACCOUNTANTS

                                                              KPMG Peat Marwick LLP
Richard Alter, Director                                       50 West San Fernando Street
  President, Gemini Telemanagement Systems                    San Jose, CA  95113

Robert W. Boyd                                                TRANSFER AGENT
  Vice President of Operations
                                                              First Interstate Bank
Anthony DiIulio                                               Los Angeles, CA
  Vice President of Sales & Marketing
                                                              FORM 10-KSB
 Melanie D. Reid
  Vice President of Finance                                   Stockholders will be provided without
  and Chief Financial Officer                                 charge, a copy of the Company's Form
                                                              10-KSB Annual Report for 1995 upon
David Y. Schlossman                                           written request to:
  Vice President of Engineering
                                                                        Xiox Corporation
                                                                        577 Airport Boulevard, Suite 700
                                                                        Burlingame, CA 94010

                                       17